                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K/A
                                Amendment No. 1

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 30, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3559

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Atlantic Electric 401(K) Savings and Investment Plan-B
      800 King Street
      P.O. Box 231
      Wilmington, DE 19899

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Custom Stable Value Fund                   Spectrum Growth Fund
T. Rowe Price, Inc.                        T. Rowe Price, Inc.
100 East Pratt Street                      100 East Pratt Street
Baltimore, MD 21202                        Baltimore, MD 21202

Equity Income Fund                         Conectiv Class A Common Stock
T. Rowe Price, Inc.                        Conectiv
100 East Pratt Street                      800 King Street
Baltimore, MD 21202                        Wilmington, DE 19899-0231

International Stock Fund                   Conectiv Common Stock
T. Rowe Price, Inc.                        Conectiv
100 East Pratt Street                      800 King Street
Baltimore, MD 21202                        Wilmington, DE 19899-0231

Equity Index Fund
T. Rowe Price, Inc.
100 East Pratt Street
Baltimore, MD 21202

Atlantic Electric 401(k) Savings and Investment Plan - B

Report on Audits of Financial Statements as of December 30, 1999 and 1998 and for the year ended December 30, 1999 and Supplemental Schedules for the year ended December 30, 1999

Atlantic Electric 401(k) Savings and Investment Plan - B
Table of Contents as of December 30, 1999 and 1998 and for the year ended December 30, 1999 and Supplemental Schedules for the year ended December 30, 1999
--------------------------------------------------------------------------------

                                                                    Page(s)
                                                                    -------
Report of Independent Accountants                                      1

Financial Statements:

   Statements of Net Assets Available for Benefits                     2
   Statement of Changes in Net Assets Available for Benefits           3
   Notes to Financial Statements                                      4-8

Supplemental Schedules:
   Assets Held for Investment Purposes at End of Year        Schedule H Item 4(i)*
   Reportable Transactions                                   Schedule H Item 4(j)*


          * Refers to item numbers in Form 5500 (Annual
            Return Report of Employee Benefit Plan) for the
            Plan year ended December 30, 1999, which schedules are incorporated herein by reference.

                       Report of Independent Accountants

To the Personnel and Compensation
Committee of Conectiv:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Atlantic Electric 401(k) Savings and Investment Plan - B at December 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP
-----------------------------------
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 9, 2000

Atlantic Electric 401(k) Savings and Investment Plan - B
Statements of Net Assets Available for Benefits
December 30, 1999 and 1998
--------------------------------------------------------------------------------

                                                     1999           1998
Investments (see Note 4)                       $   43,787,006  $   38,136,432
Receivables:
  Employer contributions                               13,516          26,299
  Participant contributions                            43,572          73,333
                                               --------------  --------------
Net assets available for benefits              $   43,844,094  $   38,236,064
                                               --------------  --------------

                See accompanying notes to financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Statement of Changes in Net Assets Available for Benefits
For the year ended December 30, 1999
--------------------------------------------------------------------------------

Additions:
  Employee contributions                                          $   2,440,532
  Employer contributions                                                674,155
  Interest income                                                       766,695
  Dividends received                                                  1,607,365
  Net appreciation in fair value of investments                       2,057,412
                                                                 ---------------

     Total additions                                                  7,546,159
                                                                 ---------------

Deductions:
  Benefits paid to participants                                       1,936,579
  Administrative fees                                                     1,550
                                                                 ---------------

     Total deductions                                                 1,938,129
                                                                 ---------------

Increase in net assets available for benefits                         5,608,030

Net assets available for benefits, at beginning of year              38,236,064
                                                                 ---------------

Net assets available for benefits, at end of year                 $  43,844,094
                                                                 ---------------

                See accompanying notes to financial statements.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 1999 and 1998
--------------------------------------------------------------------------------

1.   Description of Plan

     General

     The following description of the Atlantic Electric 401(k) Savings and Investment Plan - B, a defined contribution plan (the "Plan"), provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On March 1, 1998, Atlantic Energy, Inc., the former parent company of Atlantic City Electric Company, and Delmarva Power & Light Company consummated a merger transaction to form Conectiv (the "Merger").

     Contributions

     All full-time bargaining unit employees of the Atlantic City Electric Company (the "Company"), are eligible to participate in the Plan. Additionally, any employee who is not a regular full-time employee shall be eligible to participate upon completion of 1,000 hours of service. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. Options available to the employee, prior to the Merger were the Custom Stable Value Fund, Atlantic Energy, Inc. Common Stock Fund, Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. Subsequent to the Merger, the Atlantic Energy, Inc. option was replaced by the Conectiv Class A Common Stock Fund and Conectiv Common Stock. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. Federal income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59- 1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

     Participant Accounts
     Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Income is recorded as earned. Distributions to participants are recorded in the period in which distributions are made. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

     Termination of Plan

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 1999 and 1998
--------------------------------------------------------------------------------

     Administration Costs

     Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

     Participant Loans Receivable

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. The interest rate for 1999 and 1998 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on the trade-date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Investments in Common Collective Trust

     The Custom Stable Value Common Trust Fund invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     The Trust's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 1999 and 1998
--------------------------------------------------------------------------------

     contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Fund at December 30, 1999 and 1998 is $12,119,187 and $11,401,168, respectively.

     For the years ended December 30, 1999 and 1998, the guaranteed insurance contracts of the Custom Stable Value Common Trust Fund, in aggregate, had an average yield of 6.21% and 6.11% and a weighted average crediting interest rate of 6.36% and 6.36%, respectively.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of financial statements and the changes in net assets available for benefits during the reporting period and, where applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   Investment Options

     The investment options available to plan participants have the following objectives:

          (i) T. Rowe Price Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

          (ii) T. Rowe Price Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

          (iii) T. Rowe Price Equity Index Fund - to match the performance of the Standard & Poor's Stock Index;

          (iv) T. Rowe Price International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

          (v) T. Rowe Price Spectrum Growth Fund - to provide long-term growth of capital;

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 1999 and 1998
--------------------------------------------------------------------------------

       (vi) Conectiv Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Common Shares.

       (vii) Conectiv Class A Common Stock - to provide maximum capital appreciation and dividend income from Conectiv Class A Common Shares.

4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                       December 30,
                                                                  1999             1998
     Investments at Fair Value:
       Custom Stable Value Fund*                            $   12,119,187    $   11,401,168
       Equity Index Fund                                        15,686,163        11,974,309
       Equity Income Fund                                       11,309,115        10,975,135
       Spectrum Growth Fund                                      2,214,291         1,829,097
       Other                                                     2,458,250         1,956,723
                                                           ----------------  ----------------
                                                            $   43,787,006    $   38,136,432
                                                           ================  ================

     * Nonparticipant directed

     During 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $2,057,412 as follows:

     Equity Index Fund                                                       $     2,393,018
     Equity Income Fund                                                             (642,186)
     Spectrum Growth Fund                                                            155,708
     International Stock Fund                                                        202,735
     Conectiv Common Stock Fund                                                      (37,307)
     Conectiv Class A Common Stock Fund                                              (14,556)
                                                                             ----------------
                                                                             $     2,057,412
                                                                             ================

Atlantic Electric 401(k) Savings and Investment Plan - B
Notes to Financial Statements
December 30, 1999 and 1998
--------------------------------------------------------------------------------

5.   Nonparticpant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                       December 30,
                                                                  1999             1998
     Net assets:
       Custom stable value fund                              $   12,141,663    $   11,444,037
                                                            ================  ================

                                                                                 Year ended
                                                                                December 30,
                                                                                    1999
     Changes in net assets:
       Contributions                                                           $    1,271,410
       Interest income                                                                709,946
       Benefits paid to participants                                                 (720,053)
       Administrative fees                                                               (487)
       Transfers to participant-directed investments                                 (563,190)
                                                                              ----------------
                                                                               $      697,626
                                                                              ================

6.   Tax Status:

     The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                            SUPPLEMENTAL SCHEDULES

Atlantic Electric 401(k) Savings and Investment Plan - B
Schedule H - Item 4(i) - Schedule of Assets Held for Investment
Purposes at End of Year
December 30, 1999
--------------------------------------------------------------------------------

                                                                                        Market
     Identity of Issue*                   Investment Type                Cost           Value
T. Rowe Price:
  Custom Stable Value Fund        Guaranteed Insurance Contracts     $  12,119,187   $  12,119,187
  Equity Index Fund               Mutual Fund                            9,589,567      15,686,163
  Equity Income Fund              Mutual Fund                           10,481,930      11,309,115
  Spectrum Growth Fund            Mutual Fund                            1,976,017       2,214,291
  International Stock Fund        Mutual Fund                              761,632         975,300

*Conectiv Class A Common Stock    Common Stock                             242,934         242,213
*Conectiv                         Common Stock                              88,782          78,775

Participant Loans                 Various loans at 9.00% maturing
                                  June 1999 through April 2014                   -       1,161,962
                                                                    --------------- ---------------

                    Total assets held for investment                 $  35,260,049   $  43,787,006
                                                                    =============== ===============

*Parties-in-interest

Atlantic Electric 401(k) Savings and Investment Plan - B
Schedule H - Item 4(j) - Schedule of Reportable Transactions
for the year ended December 30, 1999
--------------------------------------------------------------------------------

                              Number of   (c) Purchase  (d) Selling               (i) Gain/
     (b) Description        Transactions      Price        Price     (g) Cost        Loss
Custom Stable Value Fund:
  Purchases                       93      $  7,153,746            -  $  7,153,746         -
  Sales                          129                 -  $ 6,435,727     6,435,727         -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 28, 2000         /s/ John C. van Roden
                              ---------------------------------------------
                              John C. van Roden, Senior Vice President
                              and Chief Financial Officer